June 20, 2019

United States Securities and Exchange Commission
Division of Corporate Finance

REF:      Response Letter to SEC comment letter Dated June 14, 2019
American Resources Corporation
PRE 14C
Filed June 5, 2019
File No.001-38816

Dear Sir or Madam,

With respect to the above-referenced comment letter, please see our responses below, in-line with each of your comments and/or questions.

Schedule 14C filed June 5, 2019

Action by Written Consent, page 2

1.
Please revise to state the title and amount of the securities to be authorized or issued, as required by Item 11 of Schedule 14A of Regulation 14A, or otherwise advise.

Response: We acknowledge the staff's comment and have amended the Pre-Schedule 14 C to include the following text in various places including page 2:

“As we reported on Form 8-K filed on June 4, 2019, we will be commencing a private offering (the “Offering”) of up to potentially 4,500,000 units of our securities (the “Units”) with each Unit consisting of (i) a Senior Convertible Debenture due 2022 (the “Debentures”) that is convertible into shares of the Company’s Class A Common Stock (the “Common Stock”) at an initial conversion price of $6.00 per share (7,500,000 shares); and (ii) one warrant (the “Warrant”) exercisable into one share each of the Common Stock (4,500,000 shares). Assuming the conversion of all Debentures and Warrants, there could potentially be an additional twelve million (12,000,000) shares of our Common Stock issued and outstanding upon total conversion. Pursuant to NASDAQ Rule 5635, we are required to obtain shareholder approval in connection with any proposal to issue securities, that upon conversion could equal 20% or more of the issued and outstanding number of shares of the Common Stock of the Company along with any other requirement to issue securities that could result in an issuance of Common Stock equal to twenty percent (20%) or more of the issued and outstanding number of shares of the Company Common Stock. This Information Statement relates to our obtaining shareholder approval for such corporate action”.
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After review of the responses and the amended PRE 14C, please let us know if you have additional questions or comments

/s/ Thomas Sauve__________________________
Thomas Sauve
President

American Resources Corporation ● www.AmericanResourcesCorp.comP.O. Box 606 ● Fishers, IN ● 46038